UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: August 31, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX ANNOUNCES PLANS TO CLOSE KITIMAT PLANT
August 30, 2005
VANCOUVER, B.C. — Methanex President and CEO Bruce Aitken announced today that Methanex plans to close its Kitimat facilities in early January 2006.
During an employee briefing in Kitimat today, Mr. Aitken informed employees that it was no longer economically viable to continue to operate the methanol plant. The associated ammonia plant will also close as a result.
“While Kitimat is an ideal location to supply our customers in North America and Asia, it is exposed to high cost North American natural gas, which is the main feedstock for this 500,000 tonne per year methanol plant,” said Aitken. “It just doesn’t make long term economic sense to manufacture methanol in North America with high cost energy.”
There are 127 Methanex employees at the Kitimat site. Most employees will be retained until the end of March 2006 to complete shutdown procedures. While some employees may obtain positions elsewhere in the company, all employees who lose their jobs as a result of this closure will receive severance and career transition packages.
In 2005 there will be a pre- and post-tax charge to earnings of approximately US $35 million, primarily related to employee severance costs and the fee to terminate the take-or-pay natural gas transportation agreement for the Kitimat facility. Approximately US $25 million will be recognized in the third quarter of 2005 and the remainder will be recognized in the fourth quarter of 2005.
Methanex is in an advanced stage of negotiations with a third party regarding the Kitimat site, and in particular, the utilization of the terminalling facilities at that site. This transaction could, over time, offset a portion of the shutdown costs.
The 500,000 tonne per year Kitimat plant is the only Methanex plant that buys North American natural gas. Methanex’s other production hubs are located in Chile and Trinidad where low-cost natural gas is purchased under long-term supply agreements. Methanex also produces methanol at its 530,000 tonne per year plant in New Zealand. The methanol produced at Methanex’s Kitimat plant is currently sold to customers in Canada and Asia Pacific. These customers will now be supplied with methanol produced at other Methanex production facilities.

Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.

A conference call is scheduled for Wednesday, August 31 at 10:00 am EDT (7:00 am PDT) to review the closure of Kitimat as well as provide an update on our business. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139 or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 290870.
There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” www.methanex.com
-end-

Media Inquiries:		Investor Inquiries:
Diana Barkley	or	Wendy Bach
Director, Public Affairs		Director, Investor Relations
Methanex Corporation		Methanex Corporation
604-661-2690		604-661-2600
Email: dbarkley@methanex.com		Email: wbach@methanex.com

Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.